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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:
Gil Trotino
VP, WW Marketing
Magic Software Enterprises
(949) 250-1718 X299

gtrotino@magicsoftware.com

Magic’s iBOLT Achieves Gold Award Accreditation in the CityCompass B.I.S.S. for Financial Services

CityCompass reports “Magic Software has the technology and resources to be a sustained, successful provider of integration technology to Financial Services companies.”

Or Yehuda, Israel, (March 3, 2005) - Magic Software Enterprises (NASDAQ: MGIC), a leading provider of state-of-the-art development and integration technology, announced today that its iBOLT Business Integration suite has been awarded the prestigious Gold B.I.S.S. (Benchmarking of International Systems and Services) accreditation by CityCompass, the independent facilitator of contemporary market issues affecting the financial services sector.

The unique, business-oriented benchmarking exercise was designed by CityCompass to reduce the misinformation that often lengthens the sales process, by providing independent analysis audited by a user panel of CIOs drawn from some of the industry’s leading organizations.  The culmination of the benchmarking is an independent research report that includes a detailed product and service review.

Industry veteran and independent consultant Mick Newman, who has held numerous senior IT roles in the industry, including Director of Technology at the London Stock Exchange, led the rigorous product evaluation.  In his conclusion to the benchmark, Newman commented, “It is my opinion that Magic Software’s iBOLT Suite has the resources and technical capability to be a sustained, successful provider of integration technology operating in Financial Services. The professional approach Magic takes to sales and systems implementation provides a strong basis for a successful outcome for their customers. Magic’s iBOLT has great modeling systems that will ensure a good fit for the customer and the implementation experience to assist with the assurance of meeting delivery dates.”

iBOLT is a comprehensive application integration and business process management suite designed to provide easy to use, scalable and highly affordable business integration for companies operating in the Financial Services sector.

As a unified suite, iBOLT delivers:

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Enterprise Application Integration (EAI)

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Business Process Management (BPM)

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Workflow

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Application Development

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Business Activity Monitoring (BAM)

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Portal Technology

Gary Wright, the Managing Director of CityCompass and founder of business benchmarking, said, “As the requirement for tactical integration increases exponentially as new legislation is introduced to the sector, market opportunities for innovative new solutions are arising.  Magic’s iBOLT Suite offers a breath of fresh air to the industry with their open licensing policy and strong customer-orientated approach and by achieving the Gold B.I.S.S. standard, they clearly demonstrated their strong capabilities to help meet this challenge.”

The report can be purchased from CityCompass at www.citycompass.org

About Magic Software Enterprises
Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology (www.magicsoftware.com/ibolt) that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's EMEA HQ offices are located in the Netherlands, Pelmolen 17 3994XX Houten, 0031-30.6566266. The company’s North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404. www.magicsoftware.com.

About CityCompass

Initially conceived and founded by five senior financial services industry operations professionals, CityCompass was incorporated in May 2000 to provide a unique range of services to suppliers and users of products in the financial services industry. These services encompass reports providing independent analyses and opinion and information on topical industry issues, thought leadership events, event creation and management, agent consultancy and training.

For more information see: www.citycompass.org

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: March 3, 2005